SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

BIOTIME INC.

(Name of Issuer)
Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)

George Karfunkel
59 Maiden Lane
 New York, New York  10038
(212) 936-5100

(Name, address and telephone number of person authorized to receive notices and communications)

November 13, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐.

Note:  When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))
(Page 1 of 4 Pages)

CUSIP No. 09066L105	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON: George Karfunkel S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: **
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	266,025
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	266,025
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		266,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.1%
14	TYPE OF REPORTING PERSON:	IN

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Statement on Schedule 13D dated January 5, 2006, as amended by Amendment No. 1 dated April 18, 2006, and Amendment No. 2 dated October 19, 2007 (the “Statement”) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of the undersigned reporting person.  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on Mr. Karfunkel’s cover sheet and the information presented in response to Item 6 is incorporated by reference herein.

ITEM 4.              PURPOSE OF TRANSACTION

The information presented in response to Item 6 is incorporated by reference herein.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

(a)         As of the date of this statement, Mr. Karfunkel beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown on the cover page, which information is incorporated by reference herein.  The percentage is based upon the number of shares shown as outstanding on the Company’s quarterly report on Form 10-Q for the nine months ended September 30, 2008.

(b)         As of the date of this statement, Mr. Karfunkel had the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of the Shares shown on the cover page, which information is incorporated by reference herein

(c)         On November 13, 2008, Mr. Karfunkel elected to exchange his BioTime promissory note described in Item 6, including principal and accrued interest, for 266,025 Shares.

On November 18, 2008, Mr. Karfunkel made charitable gifts totaling 1,042,163 Shares and 1,075,497 warrants to two foundations.  Mr. Karfunkel now owns 266,025 Shares.

(d)         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e)         On November 18, 2008 Mr. Karfunkel ceased to be the beneficial owner of more than 5% of the outstanding Shares.

ITEM 6.              CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
   RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On October 17, 2007 BioTime entered into a First Amended and Restated Revolving Line of Credit Agreement with George Karfunkel and certain other investors that provided BioTime with a $1,000,000 line of credit. The Credit Agreement was amended twice during March 2008.  The Third Amended and Restated Credit Agreement (“Third Amended Credit Agreement”) executed during March 2008 increased the line of credit to $2,500,000 and extended the maturity date to November 15, 2008.  Mr. Karfunkel received 50,000 Shares under the Third Amended and Restated Credit in consideration of his agreement to extend the maturity date of his $250,000 loan.

The Third Amended Credit Agreement also entitled the lenders, including Mr. Karfunkel, to exchange their BioTime loans for BioTime common shares at a price of $1.00 per share.  On November 13, 2008, Mr. Karfunkel elected to exchange his BioTime promissory note, including principal and accrued interest, for 266,025 common shares.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information contained in this Statement is true, complete and correct.

Dated:  December 1, 2008

s/George Karfunkel
George Karfunkel